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Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (No. 333-191383 and No. 333-227476) on Form S-8 and (No. 333-239538) on Form S-3 of Acasti Pharma Inc. of our report dated June 21, 2022, with respect to the consolidated balance sheets of Acasti Pharma Inc. as of March 31, 2022 and 2021, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years ended March 31, 2022 and 2021, and the related notes.

Montréal, Québec

June 21, 2022

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